CONFIDENTIAL
FOR INFORMATION OF SEC STAFF ONLY
Confidential Treatment is Requested
For A Portion Of This Letter Described Below
In Accordance with 17 C.F.R. § 200.8
By Overnight Delivery, Facsimile and
EDGAR Electronic Transmission
May 21, 2006
Joseph A Foti
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:	Belo Corp.
December 31, 2005 Annual Report on Form 10-K
Filed March 8, 2006
File No. 1-08598
Dear Mr. Foti:
The following are our responses to the SEC Staff’s comments stated in its letter dated May 1, 2006. To facilitate your review, we have set forth or summarized the comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “we,” “ours” and “us” refer to Belo Corp. and its subsidiaries, unless the context otherwise requires.
As the responses below indicate, we have included responsive language in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, or will revise our future filings, as appropriate, to address your comments. Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for a portion of our response to Comment 5. Pursuant to 17 C.F.R. § 240.12b-4, we are requesting the return of information furnished supplementally in response to Comment 5.

Item 6. Selected Financial Data
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Form 10-K (Fiscal Year ended December 31, 2005)
Selected Financial Data, page 19
1.	Please expand the information contained in note (f) to also disclose that Consolidated EBITDA should not be considered in isolation or as a substitute for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with U.S. GAAP, and that this non-GAAP measure may not be comparable to similarly titled measures of other companies. Please provide this expanded disclosure in MD&A under the heading “GAAP and Non-GAAP Financial Measures.”

In future filings on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will revise the footnote to the Selected Financial Data table regarding the use of the non-GAAP financial measure Consolidated EBITDA and in MD&A under the heading “GAAP and Non-GAAP Financial Measures,” to also disclose that Consolidated EBITDA should not be considered in isolation or as a substitute for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with U.S. GAAP, and that this non-GAAP measure may not be comparable to similarly titled measures of other companies. We have included this additional disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and will include the additional disclosure in future Quarterly Reports on Form 10-Q in which non-GAAP financial measures are presented.

2.	We will not object if you wish to present your revenues both by segment and on a consolidated basis since these balances are consistent with the revenue information provided in your segment disclosures footnote. However, since you only use EBITDA as a measure of segment profitability, please delete “Operating costs and expenses” for the individual segments from your selected financial data presentation. They are not consistent with the deductions you utilize in computing the segment EBITDA presented in your footnote. The presentation is confusing. Please revise your Selected Financial Data table accordingly and provide us supplementally with a copy of your proposed format. Alternatively, if you also utilize operating income as a measure of segment profitability, your segment footnote should be revised to disclose operating income by segment rather than EBITDA by segment. Please see paragraph 30 of ASFAS 131 and revise or advise as appropriate.

Segment EBITDA is our single measure of segment profitability. Therefore, in future filings on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will delete “Operating costs and expenses” for the individual segments from our selected financial data presentation. Please see attached Exhibit A for a copy of our proposed format.

3.	As a related matter, this comment applies to your MD&A tables and narratives as well. Specifically, if you use earnings from operations on a segment basis as one of you measures of segment profitability, this measure should be the single segment profitability measure presented in your financial statement footnotes. It should appear in place of segment EBITDA because the reported measure should be the measure most consistent with the measurement principles used in the consolidated financial statements. If you do not use segment operating profit as one of your measures of segment profitability it should not appear in segment MD&A tables and discussions. Please revise as appropriate. Please present us with a supplemental draft of your proposed format changes. We may have further comments upon review of this material.

Segment EBITDA is our single measure of segment profitability. Therefore, in future filings on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will delete earnings from operations on a segment basis from our discussions of segment operations in Item 7 – MD&A. Please see attached Exhibit B for a copy of our proposed format. We have deleted earnings from operations on a segment basis from our discussion of segment operations in Item 2 — MD&A in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and will include the additional disclosure in future Quarterly Reports on Form 10-Q in which EBITDA information is presented in the MD&A.
Management’s Discussion and Analysis
Table of Contractual Obligations, page 32
4.	Because the table is aimed at increasing transparency of cash flow, we believe that companies should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate these payments. A footnote to the table should provide appropriate disclosure to clarify the action taken or the methodology applied. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements.

In future filings on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will include scheduled interest payments in the table of Contractual Obligations. We will include a footnote to the table to provide appropriate disclosure to clarify the methodology applied.

Financial Statements
Note 17. Segment Information, page 64
5.	We note effective January 1, 2005, you integrated your interactive media business and Web sites into their legacy operating companies, and that also in 2005, you combined the cable news operations into the Television Group segment. Further we note under MD&A – Critical Accounting Policies, that as a result of operational management changes within the Television Group, you revised the reporting units of your Television Group where a reporting unit now consists of the television stations(s) within a market; whereas previously, a reporting unit for this segment consisted of a cluster of television station markets in a geographical area. Further, we note for the Newspaper Group segment, a reporting unit consists of the newspaper operations in each individual market, and that for both the Television Group and Newspaper Group, the individual stations or newspapers within a market have been aggregated into the two respective reportable business segments. Supplementally tell us in detail how each individual station or newspaper within a market meet the aggregation criteria of paragraph 17 of SFAS No. 131, given that each station or newspaper would appear to have different economic characteristics, given the different markets. Your response should also address paragraphs 18 and 19 of SFAS No. 131, as applicable. Further, tell us the profitability margins for each of your individual reporting units/operating segments that have been respectively aggregated into the Television Group and Newspaper Group reportable segments for each quarter during the two years ended December 31, 2005. Finally, please provide us with a copy of the monthly or quarterly reports provided to the chief operating decision maker for performance assessment.

As requested, we have separately provided a schedule of the profitability for each of our operating segments for each quarter during the two years ended December 31, 2005, as well as the relevant extracts from key April 2006 weekly/monthly reports provided to the chief operating decision makers that are used for decisions about resources to be allocated to the segment and assess its performance. Confidential treatment of these items has been requested pursuant to Rule 83 of the Commission’s Rules of Practice and return of such information has been requested pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.

Operating Segments

We have included as Exhibit D charts that outline our operating segments within the Television Group and Newspaper Group, which is disclosed in our Annual Report on Form 10-K as the television stations and cable news channels within a given market and newspapers within a given market.
Although we do include quantitative information on individual television stations and cable news channels in certain reports that are provided to the chief operating decision makers, the individual television stations and cable news channels are not separate businesses. Rather we consider the market as our business. In the markets where we have more than one television station/cable news channel, the individual television stations and cable news channels are similar to product lines as opposed to separate businesses. Furthermore, within a market, our television stations and/or cable news channels, share a large amount of costs and resources, including marketing, management, office and technical facilities and accounting and other administrative functions. They also share content, programming, production staff, production facilities and other operating resources. The shared cost and resource expenses are not specifically allocated between the television stations and/or cable news channels within a market. Therefore, we use markets as our Television Group operating segments rather than the individual television station or cable news channel.

Our definition of a market is the same one used by Nielsen Media Research in its definition of designated market area. That definition is “a group of counties in the United States that are covered by a specific group of television stations.” It is also important to note that the operating results of our television stations and newspapers include the interactive media business and Web sites that previously were reported separately under SFAS 131. The interactive media businesses were combined with their conventional business units to more fully align the interactive activities with businesses that benefit from, and provide content for, the websites. These operations were integrated into the respective television station, cable news channel and newspaper operations effective January 1, 2005.

Reportable Segments

SFAS 131 requires that an enterprise shall report separately information about each operating segment that (a) has been identified in accordance with the criteria in SFAS 131 or that results from aggregating two or more of those segments in accordance with certain aggregation criteria and (b) exceeds the quantitative thresholds set forth in the statement.

SFAS 131 states that two or more operating segments may be aggregated into a single reportable segment if the operating segments have similar economic characteristics and the operating segments are similar in (i) the nature of the products and services; (ii) the nature of the production process; (iii) the type or class of customer for their products and services; (iv) the methods used to distribute their products or provide their services; and (v) if applicable, the nature of the regulatory environment.

In evaluating economic similarities between the operating segments, we considered question #8 in FASB Q&A 131, which states, “Statement 131 mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment and depends on specific facts and circumstances” (emphasis added). We believe that to focus solely on an operating margin, to the exclusion of other factors, is inconsistent with the requirements of SFAS 131.
The following discussion summarizes the key economic characteristics as well as the other aggregation criteria, which provide the basis for the aggregation of our operating segments into the Newspaper Group and the Television Group reportable segments.
Newspaper Group
As noted above, our operating segments in the Newspaper Group are the newspapers within a market. In discussing the appropriateness of aggregation of these newspaper markets, we will first discuss the similarities of the newspaper markets based on the aggregation criteria, other than economics, described in SFAS 131.
a. The nature of the products and services
Belo’s newspapers within a market provide information and entertainment to consumers through written articles and printed and inserted advertising, as well as through their websites.
b. The nature of the production processes
Belo’s newspapers within a market are printed on presses and advertising is inserted into each newspaper using similar techniques and equipment.
c. The type or class of customer for their products and services
In each market, Belo’s major newspapers are available for purchase by the residents of each market in which they operate. There are some niche publications that are distributed at no cost.
d. The methods used to distribute their products or provide their services
In each market, Belo’s newspapers are distributed primarily through home delivery or newsstand sales. Content is also distributed over the internet.
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
This criterion is not applicable for our newspaper markets as Belo’s newspapers are not specifically regulated.

[Pursuant to 17C.F.R. §200.83 confidential information denoted by brackets and asterisks in this paragraph has been omitted and has been furnished separately to the Securities and Exchange Commission.] Each of our newspapers serves a major metropolitan area. As noted in the information provided under separate cover, the profitability of the Providence, Rhode Island market and the Riverside, California market are very similar with averages of [***] and [***] respectively. Over this same period in 2004 and 2005, the Dallas, Texas market had a lower profitability ([***]), which was primarily a result of the overstatement in the circulation reported for The Dallas Morning News in August 2004. Because circulation is one of several factors in setting advertising rates, the overstatement led to a subsequent decline in advertising rates at The Dallas Morning News. This situation is more fully described in our Annual Reports on Form 10-K for the years ended December 31, 2004, and December 31, 2005. The decline in circulation had a direct effect on advertising revenue and therefore, profitability for the periods following the overstatement. The Dallas Morning News is in the process of rebuilding its advertising revenue base. We expect the Dallas, Texas market to return to higher profitability levels in the future.
In conclusion, no individual newspaper market provides a dominant contribution to our profitability. All of our newspapers in each of our markets operate using substantially the same business processes. They all provide content to the public through print and online. In each market, the nature of producing and providing the newspapers and websites is essentially the same at all locations, the class of customer that receives our newspapers or views our websites is the same and the methods used to distribute the newspapers are virtually the same. Therefore our aggregation of the individual newspaper markets into one reportable segment is consistent with the objective and basic principles of SFAS 131.
Television Group
As noted above, our operating segments in the Television Group are the television stations and cable news channels within a market (referred to below as television markets). In discussing the appropriateness of aggregation of the television markets, we will first discuss the similarities of the television markets based on the aggregation criteria, other than economics, described in SFAS 131.
a. The nature of the products and services
Belo’s television markets provide information and entertainment to consumers by airing various types of programming (news programs, talk shows, documentaries, comedies, drama and sporting events, etc.).
b. The nature of the production processes
Belo’s television markets use a similar production process to create, edit, and distribute programming. Programming is either produced in the local facilities using station staff or contractors, purchased from distributors for distribution over the station or channel, or provided by a network. Advertisements are provided to the station by advertisers.
c. The type or class of customer for their products and services
Belo’s television markets are available to viewers in each market in which we operate. Although broadcast television stations may be viewed over the air without cable or satellite access, the penetration of cable and satellite television to the general public does not delineate a separate class of viewers between the broadcast television stations and the cable news channels.
d. The methods used to distribute their products or provide their services
Belo’s television markets use a similar distribution process to distribute programming. Commercials for both operations are trafficked through a centralized operation located in Dallas, Texas.
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
Belo’s television stations and its cable news operations are all regulated by the Federal Communications Commission (“FCC”).
As noted in the information provided supplementally, the profitability of our operations in individual television markets varies. However, we operate our television stations and cable news channels as a portfolio of assets, which provide synergies that are intended to maximize investment return and minimize investment risk. Our portfolio includes a geographically diverse variety of television station and cable news channel assets. We have a balance of broadcast network-affiliated stations with four ABC affiliates, four NBC affiliates and five CBS affiliates, with at least one large-market station associated with each of these networks. Belo also owns two independent stations, two WB affiliates, one FOX affiliate and one UPN affiliate, and operates one additional UPN affiliate through a local marketing agreement. The portfolio also includes three regional cable news channels and also operates, through joint ventures, four cable news channels.
The structure and diversity of the portfolio allows for declines in one market or network due to a change in the performance or popularity of that market or network to be offset by increases in the performance or popularity of another network. Such offsets provide for a consistent profitability measure for the Television Group year over year. For example, when the airing of NFL football games moved from the NBC network to the CBS network, our Television Group’s profitability remained consistent, although the profitability of the individual markets where we had affiliations with these networks was affected.
We believe that it is normal to have differences in quantitative measures between components of the portfolio (i.e. the operating segments) as long as the operating segments are otherwise similar and the profitability of the Television Group remains relatively consistent over the long term. Though many of the reports contain more detailed information, our chief operating decision makers focus primarily on the Television Group results portion of the reports. As a result we believe that providing more detailed information about our television markets, instead of the portfolio as a whole, would not add to an end user’s understanding of Belo’s financial results and operations.
In conclusion, all of our television markets within the portfolio operate with essentially the same business processes. They all provide programming content to the public and the nature of producing and distributing programming is essentially the same at all of our stations. The class of customer that receives our programming is the same, the method used to distribute the programming is the same, and our television stations and cable news channels are all regulated by the FCC. Finally, the future expectations for the direction and movement of profitability of the Television Group are expected to continue to be relatively consistent. Accordingly, we believe our aggregation of the television markets in our portfolio into one reportable segment is consistent with the objective and basic principles of SFAS 131.
Financial Statements
Note 18. Quarterly Results of Operations, page 66
6.	EBITDA constitutes a non-GAAP financial measure. As such, it should not be used in or around your financial statements, which have been prepared on a GAAP basis. We will accept it exclusively within the context of your required segment information disclosures if management uses it as their single measure of a segment’s profit or loss. Its use is not appropriate in other footnotes. The supplementary financial information is required disclosure under Item 302 of Regulation S-X. We do not object if you wish to provide this disclosure in an unaudited footnote to your financial statements. However, regardless of where you present this information, please provide the specified information on a consolidated basis. Your current presentation, including the non-GAAP financial information is confusing in both format and location. Please also provide us with a supplemental copy of your proposed revisions to the format.

In future filings on Form 10-K beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, in our footnote containing quarterly results of operations, we will delete Segment EBITDA information and provide operating expenses on a consolidated basis. Please see attached Exhibit C for our proposed format.
We acknowledge that: (i) Belo Corp. is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Belo Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about Belo Corp.’s responses in this letter please contact me at (214) 977-2248, or Dennis Williamson, Executive Vice President/Chief Financial Officer, at (214) 977-6833. If you have any questions or ratifications with respect to the request for confidential treatment made with respect to a portion of our response to Comment 5, please contact Russell F. Coleman, Vice President/General Counsel, Belo Corp. 400 S. Record Street, 16th Floor, Dallas, Texas 75202 at (214) 977-6601.

Sincerely,

Alison K. Engel
Vice President/Corporate Controller

Cc:	Beverly A. Singleton
Margery Reich
Robert W. Decherd
Dennis A. Williamson
Fred Miller, Ernst & Young

EXHIBIT A
Item 6. Selected Financial Data
The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 2005. Certain amounts for the prior years have been reclassified to conform to the current year presentation. For a more complete understanding of this selected financial data, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 8. “Financial Statements and Supplementary Data,” including the Notes thereto.

In thousands, except per share amounts	2005		2004		2003		2002		2001

Net operating revenues: (a)
Television Group revenues		$703,426		$741,154		$677,392		$685,452		$622,946
Newspaper Group revenues (b)		817,808		774,598		763,652		747,673		747,130

Total net operating revenues (a)		$1,521,234		$1,515,752		$1,441,044		$1,433,125		$1,370,076
~~Operating costs and expenses:(a)~~
~~Television Group~~	$	~~$474,619~~	$	~~$475,945~~	$	~~$458,013~~	$	~~$458,628~~	$	~~$448,743~~
~~Newspaper Group~~		~~682,543~~		~~650,679~~		~~616,457~~		~~602,136~~		~~619,817~~
~~Corporate~~		~~68,126~~		~~66,944~~		~~56,323~~		~~59,166~~		~~137,836~~

Total operating expenses (a)		$1,225,288		$1,193,568		$1,130,793		$1,119,930		$1,206,396

Earnings from operations		$295,946		$322,184		$310,251		$313,195		$163,680
Other income and expense (c)		(88,986)		(106,383)		(100,791)		(99,741)		(141,917)
Income taxes		(79,272)		(83,305)		(80,935)		(82,328)		(24,449)

Net earnings (loss) (d) (e)		$127,688		$132,496		$128,525		$131,126		$(2,686)

Per share amounts:
Basic earnings (loss) per share		$1.14		$1.15		$1.13		$1.17		$(.02)
Diluted earnings (loss) per share		$1.12		$1.13		$1.11		$1.15		$(.02)
Cash dividends paid		$.40		$.385		$.36		$.30		$.30

Total assets		$3,589,213		$3,588,000		$3,602,601		$3,614,055		$3,671,604
Long-term debt		$1,244,875		$1,170,150		$1,270,900		$1,441,200		$1,696,900

Other data:
Consolidated EBITDA(f)		$393,855		$404,115		$403,298		$423,572		$317,429
Depreciation and amortization (d)		(95,891)		(98,150)		(100,228)		(105,332)		(183,010)
Interest expense		(91,004)		(90,164)		(93,610)		(104,786)		(112,656)
Income taxes		(79,272)		(83,305)		(80,935)		(82,328)		(24,449)

Net earnings (loss) (d) (e)		$127,688		$132,496		$128,525		$131,126		$(2,686)

(a)	In 2005, the Company integrated its interactive media business and Web sites into their legacy operating companies. Additionally, Belo combined the Other Group into the Television Group. Information for prior years has been reclassified to conform with the current presentation.

(b)	In 2004, Newspaper Group included a reduction in revenue of $19,629 related to The Dallas Morning News’ advertiser plan. See “Other Matters” below.

(c)	In 2004, Belo recorded a charge of $11,528 related to the write-down of its investment in the Time Warner cable channel news joint ventures. In 2001, Belo recorded a $28,785 charge to write-down the investments in certain Internet-related companies.

(d)	Effective January 1, 2002, the Company adopted SFAS 142, “Goodwill and Intangible Assets” and ceased the amortization of goodwill and certain other intangibles with indefinite lives. See Note 4 to the Consolidated Financial Statements.

(e)	Net earnings in 2004 included charges related to the write-down of the Time Warner investment of $11,678 (including $150 in legal fees) and The Dallas Morning News circulation overstatement of $23,500. Net loss in 2001 includes a charge of $28,785 for the write-down of certain Internet investments.

(f)	The Company defines Consolidated EBITDA as net earnings before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States. Management uses Consolidated EBITDA in internal analyses as a supplemental measure of the financial performance of the Company to assist it with determining consolidated performance targets and performance comparisons against its peer group of companies, as well as capital spending and other investing decisions. Consolidated EBITDA is also a common alternative measure of performance used by investors, financial analysts, and rating agencies to evaluate financial performance. Consolidated EBITDA should not be considered in isolation or as a substitute for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with U.S. GAAP and this non-GAAP measure may not be comparable to similarly titled measures of other companies.

EXHIBIT B
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following information should be read in conjunction with the other sections of the Annual Report on Form 10-K, including Item 1-Business, Item 1A-Risk Factors, Item 6-Selected Financial Data, Item 7A-Quantitative and Qualitative Disclosures about Market Risks, Item 8-Financial Statements and Supplementary Data and Item 9A-Controls and Procedures. MD&A contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in Item 1A-Risk Factors.
     All references to earnings per share represent diluted earnings per share.
OVERVIEW
Belo began as a Texas newspaper company in 1842 and today is one of the nation’s largest media companies with a diversified group of market-leading and award-winning television stations and newspapers. Belo is a Fortune 1000 company with $1.52 billion in 2005 revenues. Belo operates news and information franchises in some of America’s most dynamic markets and regions. The Company owns 19 television stations, manages one television station through a LMA, owns three cable news channels and publishes four daily newspapers. Belo also operates more than 30 Web sites, several interactive alliances and a broad range of Internet-based products.
The Company believes the success of its media franchises is built upon providing local and regional news and information and community service of the highest caliber. It has applied those principles for over 163 years. These principles have built durable relationships with viewers, readers, advertisers and online users and have guided Belo’s success.
Effective January 1, 2005, the Company integrated its interactive media business and Web sites into their legacy operating companies. Additionally, in 2005, Belo combined the Other Group information, consisting primarily of the Company’s cable news operations, into the Television Group. As a result, the Company has reclassified the 2004 and 2003 previously reported segment amounts to conform to the current year presentation. Belo now operates its business in two primary segments, the Television Group and the Newspaper Group. The Television Group consists of the Company’s 19 television stations, one station operated under an LMA, and three cable news channels, along with its ownership interests in four other cable news channels. The Newspaper Group consists of the Company’s four daily newspapers, various niche publications in the same markets and Belo’s commercial printing businesses. Both segments operate within the United States and compete against similar and other types of media on a local regional and national basis.
The Company intends for the discussion of its financial condition and results of operations that follows to provide information that will assist in understanding the Company’s financial statements, the changes in certain key items in those statements from period to period and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect the Company’s financial statements. The discussion of results of operations at the consolidated level is followed by a more detailed discussion of results of operations by segment.
Certain amounts for prior years have been reclassified to conform to the current year presentation. See Item 8 “Financial Statements and Supplementary Data,” Consolidated Financial Statements, Note 17 – Segment Information in this Annual Report on Form 10-K.

RESULTS OF OPERATIONS
(Dollars in thousands, except per share amounts)
Consolidated Results of Operations

		Percentage		Percentage
Year ended December 31,	2005	Change	2004	Change	2003
Net operating revenues	$1,521,234	0.4%	$1,515,752	5.2%	$1,441,044
Operating costs and expenses	(1,225,288)	2.7%	(1,193,568)	5.6%	(1,130,793)

Earnings from operations	295,946	(8.1%)	322,184	3.8%	310,251
Other income (expense)	(88,986)	(16.4%)	(106,383)	5.5%	(100,791)

Earnings before income taxes	206,960	(4.1%)	215,801	3.0%	209,460
Income taxes	(79,272)	(4.8%)	(83,305)	2.9%	(80,935)

Net earnings	$127,688	(3.6%)	$132,496	3.1%	$128,525

Total net operating revenues in 2005 were relatively flat as compared with 2004 as increases in the Newspaper Group were almost entirely offset by a decrease in political advertising in the Television Group. Additionally, in 2004 the Newspaper Group recorded a $19,629 reduction in revenue associated with The Dallas Morning News voluntary advertiser plan. See the Newspaper Group and Other Matters discussions below. These increases were partially offset by lost revenue of approximately $7,200 related to Hurricane Katrina and to a lesser extent, Hurricane Rita. The Company depends on advertising as its principal source of revenues, including the sale of air time on its television stations and advertising space in published issues of its newspapers and on the Company’s Web sites. The Company also derives revenues, to a much lesser extent, from the sale of daily newspapers, compensation paid by networks to its television stations for broadcasting network programming, subscription and data retrieval fees, and amounts charged to customers for commercial printing.
Total net operating revenues in 2004 increased 5.2 percent from 2003 as a result of revenue increases in both of the Company’s segments. This increase is primarily due to the cyclical increases in advertising demand which occur during even numbered years. During 2004, an even numbered political voting year, advertising revenues increased due to an increase in demand for political advertising in the Company’s markets. Also, since NBC has exclusive rights to broadcast the Olympics through 2012, in 2004, the Company’s NBC affiliate stations experienced increased viewership and revenue during the Olympic broadcasts. These increases were partially offset by a $19,629 reduction in revenue associated with The Dallas Morning News’ voluntary advertiser plan. See the Newspaper Group and Other Matters discussions below.
Operating costs and expenses increased 2.7 percent in 2005 primarily related to incremental circulation expenses of $14,300 at The Dallas Morning News related to the change in distribution method of the newspaper as discussed further below, $9,000 in planned incremental advertising across both segments and approximately $4,100 in costs related to Hurricanes Katrina and Rita. These increases were partially offset by a decrease in compensation and benefits due to the company-wide reduction in force in the fourth quarter of 2004.
Operating costs and expenses increased 5.6 percent in 2004 as compared to 2003. In 2004, the Company recorded a charge totaling $7,897 for severance costs and other expenses related to the reduction in force. In 2004, the Company also recorded approximately $3,900 in outside services expense related to the circulation overstatement at The Dallas Morning News. Additionally, the Company had a $5,523 increase in distribution expense related to new products introduced in the second half of 2003, and a $7,069 increase in newsprint, ink and other supplies.
Other income (expense), net, decreased 16.4 percent in 2005, primarily due to an $11,528 charge recorded in 2004 related to the discontinuation of the Belo and Time Warner joint ventures that operated local cable news channels in Charlotte, North Carolina and Houston and San Antonio, Texas. Other income (expense), net, increased 5.5 percent in 2004 as compared to 2003, primarily due to the $11,528 charge related to the Time Warner joint venture discontinuation.
The effective tax rate for 2005, 2004 and, 2003 was 38.3 percent, 38.6 percent and 38.6 percent, respectively. The effective tax rate is higher than the statutory tax rate primarily due to state income taxes.

As a result of the factors discussed above, the Company recorded net earnings of $127,688 ($1.12 per share) for 2005, compared with net earnings of $132,496 ($1.13 per share) for 2004, and net earnings of $128,525 ($1.11 per share) for 2003.
The Company defines Consolidated EBITDA as net earnings before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is not a measure of financial performance under GAAP. Management uses Consolidated EBITDA in internal analyses as a supplemental measure of the financial performance of the Company to assist it in determining consolidated performance targets and performance comparisons against its peer group of companies, as well as capital spending and other investing decisions. Consolidated EBITDA is also a common alternative measure of performance used by investors, financial analysts, and rating agencies to evaluate financial performance. Consolidated EBITDA should not be considered in isolation or as a substitute for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with U.S. GAAP, and this non-GAAP measure may not be comparable to similarly titled measures of other companies.
The Company uses segment EBITDA as the primary measure of profitability to evaluate operating performance and to allocate capital resources and bonuses to eligible operating company employees. Segment EBITDA represents a segment’s earnings before interest expense, income taxes, depreciation and amortization. Other income (expense), net is not allocated to the Company’s operating segments because it consists primarily of equity earnings (losses) from investments in partnerships and joint ventures and other non-operating income (expense).
The following table presents a reconciliation of Consolidated EBITDA to net earnings for 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003

Consolidated EBITDA	$393,855	$404,115	$403,298
Depreciation and amortization	(95,891)	(98,150)	(100,228)
Interest expense	(91,004)	(90,164)	(93,610)
Income taxes	(79,272)	(83,305)	(80,935)

Net earnings	$127,688	$132,496	$128,525

Consolidated EBITDA decreased $10,260 or 2.5 percent in 2005 compared to 2004, primarily due to a decrease in the Television Group segment EBITDA of $36,741 or 11.8 percent, and an increase in corporate expenses of $887 or 1.5 percent. These decreases were partially offset by an increase in the Newspaper Group segment EBITDA of $9,131 or 5.4 percent, and a decrease in Other income (expense) net, due to the charge of $11,528, in 2004 related to the discontinuation of the Time Warner joint ventures.
Consolidated EBITDA increased $817 or 0.2 percent in 2004 compared to 2003, primarily due to an increase in the Television Group segment EBITDA of $45,211 or 17.1%, partially offset by a decrease in the Newspaper Group segment EBITDA of $25,671 or 13.2 percent, an increase in corporate expenses of $10,621 or 18.9 percent and a charge of $11,528 in 2004, related to the discontinuation of the Time Warner joint ventures.
Television Group
The following discussion reviews segment operating results for the Company’s Television Group, which currently consists of 19 owned stations and one station operated through an LMA, plus three owned cable news stations and ownership interests in four others. The Television Group’s segment operating results for the last three years were as follows:

		Percentage			Percentage
Year ended December 31,	2005	Change		2004	Change		2003

Net operating revenues	$703,426	(5.1%)		$741,154	9.4%		$677,392
~~Operating costs and expenses~~ 	~~474,619~~	~~(0.3~~	~~%)~~	~~475,945~~	~~3.9~~	~~%~~	~~458,013~~
~~Earnings from operations~~	~~228,807~~	~~(13.7~~	~~%)~~	~~265,209~~	~~20.9~~	~~%~~	~~219,379~~
~~Depreciation and amortization~~	~~44,709~~	~~(0.8~~	~~%)~~	~~45,048~~	~~(1.4~~	~~%)~~	~~45,667~~
Segment costs and expenses	429,910	(11.8%)		430,897	17.1%		412,346

Segment EBITDA(a)	$273,516	(11.8%)		$310,257	17.1%		$265,046

Belo’s management uses segment EBITDA as the primary measure of profitability to evaluate operating performance and to allocate capital resources and bonuses to eligible operating company employees. Segment EBITDA represents a segment’s earnings before interest expense, income taxes, depreciation and amortization. Other income (expense), net is not allocated to the Company’s operating segments because it consists primarily of equity earnings (losses) from investments in partnerships and joint ventures and other non-operating income (expense).
Net Operating Revenues
Television Group revenues decreased 5.1 percent in 2005 and increased 9.4 percent in 2004. The table below presents the components of net operating revenues for the last three years:

		Percentage		Percentage
Year ended December 31,	2005	Change	2004	Change	2003

Non-political advertising	$648,861	1.1%	$641,928	3.4%	$620,752
Political advertising	7,293	(86.3%)	53,025	415.7%	10,282
Other	47,272	2.3%	46,201	(0.3)%	46,358

Net operating revenues	$703,426	(5.1%)	$741,154	9.4%	$677,392

Non-political advertising revenues increased $6,933 or 1.1 percent in 2005. This increase is a combination of a $5,116 or 0.8 percent increase in local and national spot revenue and a $2,891 or 30.8 percent increase in revenue generated from the Television Group’s Web sites as compared with 2004. Spot revenue increases in the furniture, insurance and home improvement categories were partially offset by decreases in the automotive and telecom categories. National spot revenues increased 1.4 percent in 2005 as compared to 2004 primarily due to increases in the Houston, Dallas and Hampton/Norfolk markets. Political advertising revenues decreased $45,732 or 86.3 percent in 2005 as compared with 2004, as 2004 was a national election year. Political revenues are generally higher in even number years than in odd numbered years due to elections for various state and national offices.
The normal operations and revenues of the Company’s television station in New Orleans, WWL-TV, were disrupted significantly by Hurricane Katrina, although the station did not sustain significant damage to its physical property and equipment. However, the hurricane adversely affected the station’s revenues due to its effect on a significant number of New Orleans’ advertisers. The Company has estimated its lost revenues from Hurricane Katrina were approximately $7,200 for 2005. The Company has insurance coverage, including business interruption insurance, which is expected to mitigate a portion of the near-term financial effects of Hurricane Katrina; however, the Company has not recorded any potential recovery from insurance proceeds in its results of operation for 2005.
Non-political advertising revenues increased $21,176 or 3.4 percent in 2004. This increase is a combination of a $17,628 or 2.9 percent increase in local and national spot revenue and a $2,494 or 36.2 percent increase in revenue generated from the Web sites as compared with 2003. The largest spot revenue increases in 2004 were reported in the automotive, insurance, financial services, grocery and telecom categories, while the largest decrease was in the department store category. Of the total spot revenues, local spot revenues increased 4.8 percent in 2004 as compared to 2003 primarily due to increases in the Seattle/Tacoma, Houston, Hampton/Norfolk and Austin markets. Political advertising revenues in 2004 increased over 2003 by $42,743 or 415.7 percent as 2004 was a national election year.

Segment ~~Operating~~ Costs and Expenses
The Television Group’s major costs and expense categories are employee compensation and benefits and programming costs. Employee compensation and benefits represented approximately 47 percent of the Television Group’s total segment ~~operating~~ costs and expenses in both 2005 and 2004. Programming costs represented 25.4 percent of the Television Group’s total segment ~~operating~~ costs and expenses in 2005 and 26.3 percent in 2004.
Television Group segment ~~operating~~ costs and expenses decreased $1,326 or 0.3 percent in 2005 when compared to 2004. This decrease is primarily due to decreases in programming costs, outside solicitation and employee compensation, which were almost entirely offset by increases in advertising and promotion and sales costs and incremental costs of approximately $4,100 related to Hurricanes Katrina and Rita.
Television Group segment ~~operating~~ costs and expenses for 2004 increased $17,932 or 3.9 percent as compared with 2003, primarily due to increases in employee compensation and benefits, outside services and outside sales costs offset slightly by a decrease in communication and advertising and promotion costs.
~~Television Group earnings from operations decreased $36,402 or 13.7 percent for the year ended December 31, 2005 compared to 2004. In 2004, Television Group earnings increased $45,831 or 20.9 percent compared to 2003.~~ Segment EBITDA for the Television Group decreased $36,741 or 11.8 percent for the year ended December 31, 2005 compared to the prior year, primarily due to the $37,728 decrease in revenues, partially offset by the $1,326 decrease in segment ~~operating~~ costs and expenses discussed above. For 2004, segment EBITDA for the Television Group increased $45,211 or 17.1 percent compared to 2003 primarily due to the increase in political revenues.
Newspaper Group
The following discussion reviews operating results for the Company’s Newspaper Group which consists of four daily newspapers, various niche publications and commercial printing. The Newspaper Group’s operating results for the last three years were as follows:

		Percentage			Percentage
Year ended December 31,	2005	Change		2004	Change		2003

Net operating revenues	$817,808	5.6%		$774,598	1.4%		$763,652
~~Operating costs and expenses~~	~~682,543~~	~~4.9~~	~~%~~	~~650,679~~	~~5.6~~	~~%~~	~~616,457~~

~~Earnings from operations~~	~~135,265~~	~~9.2~~	~~%~~	~~123,919~~	~~(15.8~~	~~%)~~	~~147,195~~
~~Depreciation and amortization~~	~~43,112~~	~~(4.9~~	~~%)~~	~~45,327~~	~~(5.0~~	~~%)~~	~~47,722~~
Segment costs and expenses	639,431	5.6%		605,352	6.4%		568,735

Segment EBITDA(a)	$178,377	5.4%		$169,246	(13.2%)		$194,917

(a)	Belo’s management uses segment EBITDA as the primary measure of profitability to evaluate operating performance and to allocate capital resources and bonuses to eligible operating company employees. Segment EBITDA represents a segment’s earnings before interest expense, income taxes, depreciation and amortization. Other income (expense), net, is not allocated to the Company’s operating segments because it consists primarily of equity earnings (losses) from investments in partnerships and joint ventures and other non-operating income (expense).
Net Operating Revenues
Newspaper Group revenues increased 5.6 percent in 2005 and increased 1.4 percent in 2004. The table below presents the components of Newspaper Group net operating revenues for the last three years:

		Percentage		Percentage
Year ended December 31,	2005	Change	2004	Change	2003

Advertising	$687,140	2.6%	$669,811	3.6%	$646,292
Circulation	100,254	8.7%	92,242	2.9%	89,656
Other	30,414	142.4%	12,545	(54.7%)	27,704

Net operating revenues	$817,808	5.6%	$774,598	1.4%	$763,652

Newspaper volume is measured in column inches. Volume for the Company’s three major newspapers was as follows:

		Percentage		Percentage
Year ended December 31,	2005	Change	2004	Change	2003

The Dallas Morning News
Full-run ROP (“Run of Press”) inches (1)
Classified	1,475,930	5.3%	1,401,757	(6.9%)	1,505,307
Retail	929,842	(0.9%)	938,704	9.0%	861,027
General	321,733	6.7%	301,471	5.2%	286,592

Total	2,727,505	3.2%	2,641,932	(0.4%)	2,652,926

The Providence Journal
Full-run ROP inches (1)
Classified	495,993	6.7%	464,674	7.8%	430,874
Retail	685,661	0.2%	684,510	(5.5%)	724,121
General	47,177	(23.1%)	61,358	29.4%	47,406

Total	1,228,831	1.5%	1,210,542	(0.7%)	1,202,401

The Press-Enterprise
Full-run ROP inches (1)
Classified	954,555	(1.1%)	964,826	38.8%	695,089
Retail	320,809	(5.2%)	338,414	(3.5%)	350,868
General	139,129	(10.6%)	155,707	(5.9%)	165,491

Total	1,414,493	(3.0%)	1,458,947	20.4%	1,211,448

(1)	Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.
In 2005, advertising revenues accounted for 84.0 percent of total Newspaper Group revenues compared to 86.5 percent in 2004 and 84.6 percent in 2003. In 2005, circulation revenue accounted for 12.3 percent of total Newspaper Group revenues compared to 11.9 percent in 2004 and 11.7 percent in 2003. In all three years, commercial printing made up most of the remainder of Newspaper Group revenues except for the $19,629 charge at The Dallas Morning News in 2004 as described below.
Advertising revenues at The Dallas Morning News decreased by $874 or 0.2 percent in 2005 when compared to 2004. Classified advertising revenues declined $5,396 or 4.2 percent in 2005 as compared to the prior year, primarily due to decreased volumes and rates in the automotive category. Retail advertising revenues declined $4,091 or 4.1 percent in 2005 as compared to the prior year, primarily due to decreased linage in the department store category, decreased rates in the entertainment category and decreased linage and rates in the grocery store category. These decreases were partially offset by higher volume in the professional services category. General advertising revenues decreased $446 or 0.7 percent in 2005 as compared to the prior year, primarily due to decreased linage in the telecommunications category and decreased rates in the travel category. These decreases were partially offset by higher volume in the financial category. Additionally, Total Market Coverage (“TMC”) and preprints revenue decreased $1,939 or 2.2 percent in 2005 as compared to the prior year. These declines were partially offset by increases in Internet advertising revenues of $8,384 or 60.7 percent. At The Dallas Morning News, circulation revenue increased $10,767 or 23.4 percent in 2005 as compared with 2004. This increase is primarily the result of a change in arrangements with distributors of home delivery and single copy sales, from a buy-sell arrangement to a fee for delivery arrangement similar to the Company’s other newspapers. Subscription revenues under buy-sell arrangements with distributors are recorded based on the net amount received from the distributor, whereas subscription revenues under fee based delivery arrangements with distributors are recorded based on the amount received from the subscriber. The operating expenses for the delivery fees paid to the distributors are recorded as they are incurred. Under the previous arrangements, The Dallas Morning News recorded circulation revenue based on the net payment received from distributors. Advertising revenues were not affected by this change.
The Dallas Morning News advertising revenues were one percent lower in 2004 compared to the prior year. Classified advertising revenues declined 4.6 percent in 2004 as compared to 2003, primarily due to decreased volumes and rates in automotive and decreased rates in employment. Retail advertising revenues declined 3.1 percent in 2004 primarily due to decreased linage in the department store category, partially offset by higher rates and increases in volume in furniture and automotive. General advertising revenues increased 4.0 percent in 2004 primarily due to increased linage in the automotive and telecom categories, partially offset by lower rates in both categories. Internet advertising revenues increased $2,536 or 22.5 percent in 2004 as compared to 2003. TMC and preprints revenue increased 2.2 percent in 2004 as compared to 2003. The 2004 Newspaper Group revenues include a $19,629 reduction in revenue related to The Dallas Morning News circulation overstatement. The reduction was for cash payments made under The Dallas Morning News’ voluntary advertiser plan (see “Other Matters” below). The plan included a combination of cash payments and future advertising credits. There are no unused credits outstanding as of December 31, 2005.
Advertising revenues for The Providence Journal increased $7,797 or 6.1 percent in 2005 compared to 2004. Classified advertising revenue increased $7,378 or 19.7 percent in 2005 compared to 2004, primarily due to increases in the real estate and employment categories. Revenues from preprints and TMC increased $697 or 2.4 percent year over year, primarily due to increases in the consumer electronics, sporting goods and miscellaneous categories. Internet advertising revenues increased $1,332 or 42.4 percent in 2005 over 2004. These increases were partially offset by a decrease in retail advertising revenues of $1,951 or 4.0 percent for 2005 when compared to 2004. Additionally, general advertising revenues decreased $1,138 or 20.7 percent in 2005 when compared to the prior year due to decreases in the automotive and food categories. Circulation revenues declined $1,931 or 6.4 percent in 2005 primarily due to lower Sunday circulation volumes, partially offset by a slight increase in daily circulation volumes.
Advertising revenues for The Providence Journal increased $7,311 or 6.0 percent in 2004 compared to 2003. General advertising revenues improved 25.5 percent in 2004 as compared to 2003 due to increased linage in the automotive, transportation and financial services categories. Classified advertising revenue increased 11.1 percent in 2004 primarily due to increases in the real estate and employment categories. Revenues from preprints and TMC increased 4.5 percent in 2004 primarily due to increases in the department stores, furniture and home accessories and sporting goods categories. Internet advertising revenues increased $1,040 or 49.4 percent in 2004 as compared to 2003. Retail advertising revenues were flat for 2004 as compared to 2003. Circulation revenues declined 1.2 percent in 2004 primarily due to lower Sunday circulation volumes, partially offset by a slight increase in daily circulation volumes.
At The Press-Enterprise, total advertising revenues increased $10,341 or 8.5 percent in 2005 compared with 2004. Classified advertising revenues increased $9,033 or 18.5 percent, primarily due to gains in the real estate and employment categories offset slightly by a decrease in the automotive category. Preprints and TMC revenues increased $1,563 or 8.5 percent primarily due to increases in the consumer electronics, home improvement and office supply categories. Internet advertising revenues increased $845 or 31.1 percent in 2005 as compared to 2004. Offsetting these increases was a slight decrease in retail advertising revenues of $394 or 1.8 percent in 2005 when compared with 2004. General advertising revenues were flat in 2005 as compared with 2004. Circulation revenue at The Press-Enterprise declined $823 or 5.2 percent when comparing 2005 to 2004. This decline was due to a decrease in both home delivery and single copy sales.
At The Press-Enterprise, total advertising revenues increased $18,036 or 17.3 percent in 2004 compared with 2003. Classified advertising revenues increased 34.8 percent in 2004 as compared to 2003, primarily due to gains in the automotive and real estate categories. Retail advertising revenues increased 6.6 percent in 2004 with the largest increases in the grocery, electric and home improvement categories. General advertising revenues increased 4.8 percent in 2004 compared to 2003, primarily due to gains in the financial services and travel categories. Preprints and TMC revenues increased 13.3 percent primarily due to increases in the home improvement, telecom and drug store categories. Internet advertising revenues increased $1,078 or 65.7 percent in 2004 as compared to 2003. Circulation was relatively flat for The Press-Enterprise when comparing 2004 to 2003.

Segment ~~Operating~~Costs and Expenses
Newspaper Group segment ~~operating~~ costs and expenses increased $31,864 or 4.9 percent in 2005 when compared to the prior year primarily due to increases in distribution costs, newsprint expenses, tax expenses and incremental expenses related to advertising and promotion initiatives. These increases were partially offset by a decrease in direct compensation and benefits. Distribution costs increased 24.1 percent primarily due to the incremental expenses related to the change in distribution method at The Dallas Morning News mentioned above. Newsprint expenses were five percent higher in 2005 due to a 10.2 percent increase in the average cost per metric ton of newsprint partially offset by a five percent decrease in volume. Property tax expense increased primarily due to the favorable settlement between The Providence Journal and the City of Providence, Rhode Island recorded in 2004 as discussed below. Salaries and other direct compensation decreased primarily due to a charge recorded by the Newspaper Group in 2004 of $3,788 for severance costs and other expenses related to the reduction in force discussed below.
Newspaper Group segment ~~operating~~ costs and expenses increased $34,222 or 5.6 percent in 2004 when compared to the prior year primarily due to increases in salaries and other direct compensation and newsprint expenses, partially offset by a decrease in tax expense. Salaries and other direct compensation increased primarily due to annual merit increases and to an increase in the number of Newspaper Group employees prior to a Company-wide reduction in force. In 2004, the Newspaper Group recorded a charge of $3,788 for severance costs and other expenses related to the reduction in force. Newsprint expenses were 6.3 percent higher in 2004 due to a 9.9 percent increase in the average cost per metric ton of newsprint. Property tax expense decreased primarily due to a $2,450 favorable settlement between The Providence Journal and the City of Providence, Rhode Island. Segment ~~Operating~~ costs and expenses in 2004 also included approximately $17,631 in expenses associated with the new products introduced by the Newspaper Group in the second half of 2003.
~~Newspaper Group earnings from operations increased $11,346 or 9.2 percent in 2005 compared to 2004 and decreased $23,276 or 15.8 percent in 2004 as compared to 2003.~~ Segment EBITDA for the Newspaper Group increased $9,131 or 5.4 percent for 2005, as compared to 2004 and decreased $25,671 or 13.2 percent for 2004 as compared with 2003.
Corporate
Corporate expenses increased $1,182 or 1.8 percent in 2005 from $66,944 in 2004 to $68,126 in 2005. Corporate expenses increased $10,621 or 18.9 percent in 2004 from $56,323 in 2003 to $66,944 in 2004 primarily due to increases in employee compensation and benefits and consulting costs.
FORWARD-LOOKING STATEMENTS
Statements in Items 7 and 7A and elsewhere in this Annual Report on Form 10-K concerning Belo’s business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments, future financings or other financial and non-financial items that are not historical facts, are “forward-looking statements” as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors described throughout this filing, and particularly in Item 1A-Risk Factors, that could cause actual results to differ materially from those statements.
Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; The Dallas Morning News circulation matters, including current and future audits of that newspaper’s circulation by the Audit Bureau of Circulations; technological changes, including the transition to digital television and the development of new systems to distribute television and other audio-visual content; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; adoption of new accounting standards or changes in existing accounting standards by the Financial Accounting Standards Board or other accounting standard-setting bodies or authorities; the effects of Company acquisitions and dispositions; general economic conditions; and significant armed conflict, as well as other risks detailed in Belo’s other public disclosures, filings with the Securities and Exchange Commission and elsewhere in this Annual Report on Form 10-K.

GAAP AND NON-GAAP FINANCIAL MEASURES
In this report, financial measures are presented in accordance with accounting principles generally accepted in the United States (“GAAP”) and also on a non-GAAP basis. The Company defines Consolidated EBITDA as net earnings before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is not a measure of financial performance under GAAP. Management uses Consolidated EBITDA in internal analyses as a supplemental measure of the financial performance of the Company to assist it with determining consolidated performance targets and performance comparisons against its peer group of companies, as well as capital spending and other investment decisions. Consolidated EBITDA is also a common alternative measure of performance used by investors, financial analysts, and rating agencies to evaluate financial performance. Consolidated EBITDA should not be considered in isolation or as a substitute for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with U.S. GAAP, and this non-GAAP measure may not be comparable to similarly titled measures of other companies.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Belo’s financial statements are based on the selection and application of accounting policies which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical accounting policies currently affecting Belo’s financial position and results of operations. See Note 1 to the Consolidated Financial Statements for additional information concerning significant accounting policies.
Revenue Recognition Broadcast advertising revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Advertising revenues for Internet Web sites are recorded, net of agency fees, ratably over the period of time the advertisement is placed on Web sites. Proceeds from subscriptions are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions. Subscription revenues under buy-sell arrangements with distributors are recorded based on the net amount received from the distributor, whereas subscription revenues under fee based delivery arrangements with distributors are recorded based on the amount received from the subscriber. Commercial printing revenue is recorded when the product is shipped.
Program Rights Program rights represent the right to air various forms of first-run and existing second-run programming. Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program-by-program basis. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms, respectively. Costs of off-network syndicated programs, first-run programming and feature films are amortized on a straight-line basis over the future number of showings allowed in the contract.
Impairment of Property, Plant and Equipment, Goodwill and Intangible Assets In assessing the recoverability of the Company’s property, plant and equipment, goodwill and intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded for these assets.
At December 31, 2005, Belo had investments of $534,112 in net property, plant and equipment, $1,345,218 in goodwill and $1,237,348 in intangible assets, primarily FCC licenses.
The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of property and equipment is measured by comparison of the carrying amount to the future net cash flows the property and equipment is expected to generate.
Goodwill is tested at least annually by reporting unit for impairment. In 2005, the Company revised the reporting units of its Television Group as a result of operational management changes within the Television Group. For the Television Group, a reporting unit now consists of the television station(s) within a market. Previously, a reporting unit for this segment consisted of a cluster of television station markets in a geographical area. For the Company’s Newspaper Group, a reporting unit consists of the newspaper operations in each individual market. FCC licenses are tested for impairment at least annually on a market basis. Based on assessments performed during the years ended December 31, 2005, 2004 and 2003, the Company did not record any impairment losses related to property, plant and equipment, goodwill or intangible assets.
The normal operations and revenues of the Company’s television station in New Orleans, WWL-TV, were disrupted significantly by Hurricane Katrina, although the station did not sustain significant damage to its physical property and equipment. However, the hurricane adversely affected the station’s revenues due to its effect on a significant number of New Orleans’ advertisers. During 2005, the Company evaluated the effect of lower future revenues on the carrying value of the assets of WWL, including its FCC license, and determined that, as of December 31, 2005, these assets are not impaired. The Company’s evaluation is based on its belief that advertising revenues will return to a level that supports the current carrying value of the station’s assets, including its FCC license. However, if the Company’s assumptions prove to be incorrect, the assets could be impaired. As of December 31, 2005, the carrying value of WWL-TV’s FCC license is approximately $14,300, the carrying value of its goodwill is approximately $10,494 and the carrying value of its property and equipment is approximately $22,167.
Prior to January 1, 2002, all of the acquired intangible assets were classified together as “goodwill and intangible assets” in the Company’s consolidated financial statements and were amortized over a composite life of 40 years. Upon the adoption of SFAS 142 on January 1, 2002, the Company reclassified the FCC licenses apart from goodwill as separate indefinite lived intangible assets and ceased amortization of both goodwill and the FCC licenses. The Company was not able to reclassify any amounts related to the network affiliation agreements apart from goodwill, as the accounting records that would allow for segregation of these assets were not available. Substantially all of the network affiliation agreements acquired in these business acquisitions were acquired prior to December 31, 1999, and many of these agreements have been modified or replaced by new agreements. In addition, the Company believes that network affiliation agreements currently do not have a material value that is separable from the related FCC licenses, because without an FCC license a broadcast company cannot obtain a network affiliation agreement. Accordingly, the Company believes that the remaining value of its acquired network affiliated agreements was not significant upon the adoption of SFAS 142.
If the Company had assigned separate values for its acquired network affiliation agreements and, therefore, less value to its broadcast licenses, it would have had a significant impact on the Company’s historical operating results. The following chart reflects the impact of a hypothetical reassignment of value from broadcast licenses to network affiliation agreements and the resulting increase in amortization expense assuming a 15-year amortization period. However, had the Company amortized the values over the lives of the respective contracts, there would have been no material impact on the Company’s results of operations for the year ended December 31, 2005, as substantially all of these agreements have been modified or replaced since acquisition.

		Percentage of Total
		Broadcast License Value
		Reassigned to Network
		Affiliation Agreements
	As reported	50%	25%
	(In thousands, except per share data)
Balance Sheet as of December 31, 2005:
Broadcast licenses	$1,289,504	$644,752	$967,128
Intangible assets, net (including network affiliation agreements)	55,714	700,466	378,090
Statement of Earnings for the year ended December 31, 2005:
Amortization of intangible assets	8,380	51,363	29,872
Earnings from operations	295,946	252,963	274,453
Net earnings	127,688	84,705	106,196

Net earnings per share	$1.12	$.75	$.94

Contingencies Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo’s consolidated financial position, liquidity or results of operations. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.
Share-Based Compensation The Company records the compensation expense related to its stock options using the intrinsic value method. Because it is Belo’s policy to grant stock options at the market price on the date of grant, the intrinsic value is zero, and therefore no compensation expense is recorded. The Company records the compensation expense related to its restricted stock units using the fair value as of the date of grant. Effective January 1, 2006, the Company will adopt SFAS 123R. See Note 2 to the Consolidated Financial Statements for the effect on the financial statements of this adoption.
Employee Benefits Belo is effectively self-insured for employee-related health care benefits. A third-party administrator is used to process all claims. Belo’s employee health insurance liability is based on the Company’s historical claims experience and is developed from actuarial valuations. Belo’s reserves associated with the exposure to the self-insured liabilities are monitored by management for adequacy. However, actual amounts could vary significantly from such estimates.
Pension Benefits Belo’s pension costs and obligations are calculated using various actuarial assumptions and methodologies as prescribed under SFAS 87, “Employers’ Accounting for Pensions.” To assist in developing these assumptions and methodologies, Belo uses the services of an independent consulting firm. The assumptions the Company uses include, but are not limited to, the selection of the discount rate, long-term rate of return on plan assets, projected salary increases and mortality rates. In determining the discount rate assumption of 5.75 percent, the Company used a measurement date of December 31, 2005 and constructed a portfolio of bonds to match the benefit payment stream that is projected to be paid from the Company’s pension plans. The benefit payment stream is assumed to be funded from bond coupons and maturities as well as interest on the excess cash flows from the bond portfolio. To compute the Company’s pension expense in the year ended December 31, 2005, the Company used a discount rate of 6.0 percent, an expected long-term rate of return on plan assets of 8.75 percent and a rate of compensation increase of 4.2 percent. To determine the discount rate assumption of 6.0 percent, the Company used the measurements date of December 31, 2004 and used the same methodology to construct a portfolio of bonds to match the projected benefit payments. The expected long-term rate of return on plan assets assumption of 8.75 percent is based on the weighted average expected long-term returns for the target allocation of plan assets as of the measurement date of December 31, 2005. Although the Company believes that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company’s operating results. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company’s pension plan.
RECENT ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS 123R, “Share-Based Payment.” SFAS 123R is a revision of SFAS 123, “Accounting for Stock Based Compensation”. SFAS 123R supersedes APB 25, “Accounting for Stock Issued to Employees”, and amends SFAS 95, “Statement of Cash Flows”. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. Pro forma disclosure is no longer an alternative. The effective date of SFAS 123R is the first annual reporting period of the registrant’s first fiscal year beginning on or after June 15, 2005 (or January 1, 2006 for the Company). The Company adopted SFAS 123R on January 1, 2006.
SFAS 123R permits public companies to adopt its requirements using either a “modified prospective” method or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) is based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that are unvested as of the effective date. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method described above, but also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. The Company plans to adopt Statement 123R using the “modified prospective” method.
As permitted by SFAS 123, the company currently accounts for shared-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Company’s consolidated financial statements for the pro forma effects on net earnings and net earnings per share of SFAS 123 for the years 2005, 2004 and 2003.
The Company currently utilizes a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a more complex binomial, or “lattice” model. Based upon research done by the Company on the alternative models available to value option grants, the Company has determined that it will continue to use the Black-Scholes model to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS 123R.
SFAS 123R includes several modifications to the way that income taxes are recorded in the financial statements. The expense for certain types of option grants is only deductible for tax purposes at the time that the taxable event takes place, which could cause variability in the Company’s effective tax rates recorded through the year. SFAS 123R does not allow companies to “predict” when these taxable events will take place. Furthermore, it requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized for such excess tax deductions for the years ended December 31, 2005, 2004, and 2003 was not material.
Subject to a complete review of the requirements of SFAS 123R, based on stock option granted to employees through December 31, 2005, the Company expects that the adoption of SFAS 123R on January 1, 2006, will reduce quarterly net earnings by approximately $2,000 ($.02 per share). See Note 8 for further information on the Company’s share-based compensation plans.
LIQUIDITY AND CAPITAL RESOURCES
(Dollars in thousands, except per share amounts)
Operating Cash Flows
Net cash provided by operations, bank borrowings and term debt are Belo’s primary sources of liquidity. Net cash provided by operations was $227,057 in 2005 compared with $276,936 in 2004 and $257,851 in 2003. The changes in cash flows from operations are primarily caused by normal changes in our working capital requirements and the timing of our pension contributions. The Company used net cash provided by operations and proceeds from stock option exercises to purchase treasury shares, fund capital expenditures and dividend payments and pay debt.
In 2005, 2004 and 2003, the Company made contributions to its defined benefit pension plan totaling $15,000, $30,800 and $27,000, respectively. These contributions exceed the Company’s required minimum contribution for ERISA funding purposes. The Company expects to make an additional contribution between $10,000 and $15,000 in the latter half of 2006.
The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

Investing Cash Flows
Net cash flows used in investing activities were $83,275, $88,440 and $84,100 in 2005, 2004 and 2003, respectively. These cash flows are primarily attributable to capital expenditures and investments as more fully described below.
Capital Expenditures
Total capital expenditures were $87,268, $79,562 and $76,586 in 2005, 2004 and 2003, respectively. These were primarily for Television Group and Newspaper Group facilities and equipment. As of December 31, 2005, projected future payments for capital projects in 2006 were approximately $66,540. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.
On May 11, 2005, the Company announced that The Dallas Morning News plans to build a new distribution and production center in southern Dallas. The total cost of the land, building and land improvements, and equipment is projected to be approximately $75,000 over a five-year period.
On July 25, 2005, the Company announced plans to build a new broadcast production center in New Orleans for WWL-TV, its market-leading CBS affiliate. In the aftermath of Hurricane Katrina, the Company has postponed the construction until a design and engineering review of the proposed plans is conducted.
On January 20, 2006, the Company announced plans to build a state-of-the-art media center for The Press-Enterprise. The 150,000 square foot, five-story office building will centralize all news, editorial, advertising, sales and marketing, technology, production support and administrative functions for the organization’s operations. The new building will be adjacent to the newspaper’s current building. The cost of the new building is projected to be approximately $40,000. Construction began in the first quarter 2006 and is scheduled to be completed and ready for occupation in the first half of 2007.
Investments
On July 23, 2004, Belo and Time Warner discontinued their joint ventures that operated the local cable news channels in Charlotte, North Carolina and Houston and San Antonio, Texas. Investments totaling $39,070 ($5,093 of which was invested in 2004) had been made related to the Time Warner joint ventures. A charge of $11,678 related to the discontinuation of the joint ventures was recorded in the third quarter of 2004.
In 2004, Belo entered into joint marketing and shared services agreements with HIC Broadcasting, Inc. (“HIC”), the owner and operator of KFWD-TV, Channel 52, licensed to Fort Worth, Texas. These agreements expire December 31, 2009, but are subject to extension. Belo provides advertising sales assistance, certain technical services and facilities to support the operations of KFWD-TV, as well as limited programming. In exchange, Belo is reimbursed for its costs and receives 50 percent of the net profits from the operations of KFWD-TV. The amounts received under these agreements were not material to Belo’s consolidated results of operations in 2005. In addition, in exchange for $10,375 in cash, Belo acquired options to acquire undivided interests in the assets owned, held or leased by HIC, which are used in the operations of KFWD-TV. The aggregate exercise price of the options to acquire a 100 percent interest is $31,125, subject to adjustment. These options expire December 31, 2012. HIC also has the option, through December 31, 2009, to require Belo to acquire KFWD-TV. The exercise of the options by either Belo or HIC is dependent on modification of the Federal Communications Commission media ownership rules and policies to permit Belo’s ownership of KFWD-TV.
Financing Cash Flows
Net cash flows used in financing activities were $139,149, $191,812 and $176,524 in 2005, 2004 and 2003, respectively. These cash flows are primarily attributable to borrowings and repayments under the Company’s revolving credit facility, dividends on common stock, proceeds from exercises of stock options and purchases of treasury stock as more fully described below.

Long-Term Debt
Long-term debt consists of the following at December 31, 2005 and 2004:

	2005	2004

7-1/8% Senior Notes Due June 1, 2007	$300,000	$300,000
8% Senior Notes Due November 1, 2008	350,000	350,000
7-3/4% Senior Debentures Due June 1, 2027	200,000	200,000
7-1/4% Senior Debentures Due September 15, 2027	250,000	250,000

Fixed-rate debt	1,100,000	1,100,000
Revolving credit agreement, including short-term unsecured notes	105,000	33,000
Uncommitted line of credit	39,875	37,150

Total	$1,244,875	$1,170,150

The weighted average effective interest rate for these debt instruments is 7.3 percent as of December 31, 2005. On February 2, 2004, the Company retired $6,400 of Industrial Revenue Bonds due 2020 using borrowings under its revolving credit facility.
On May 3, 2005, the Company entered into a $1,000,000 variable-rate five-year revolving credit facility with JPMorgan Chase Bank, N.A., as Administrative Agent, and other lenders party thereto (the “new facility”). The new facility replaced the Company’s $720,000 revolving credit facility, which terminated on May 3, 2005. All borrowings under the old facility were repaid by borrowings under the new facility. Borrowings under the new credit facility mature upon expiration of the agreement on May 3, 2010. The new facility may be used for working capital and other general corporate purposes, including letters of credit. Borrowings under the new facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. The new facility bears interest at a rate determined by reference to the Company’s credit rating and whether the borrowing is based on LIBOR or a defined alternative base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by the Company. Commitment fees, depending on the Company’s credit rating, of up to .25 percent per year of the total unused commitment accrue and are payable under the new facility. The new facility contains usual and customary covenants for credit facilities of this type, including covenants limiting liens, mergers, and substantial asset sales. The Company is also required to maintain certain leverage and interest coverage ratios specified in the agreement. As of December 31, 2005, the Company was in compliance with all debt covenant requirements. All unused borrowings under the new facility are available for borrowing. As of December 31, 2005, borrowings of $105,000 were outstanding under the new credit facility and the weighted average interest rate for borrowings under the credit facility, which includes a .125 percent commitment fee, is 5.0 percent.
At December 31, 2004, the Company had a $720,000 variable-rate revolving credit facility. Borrowings under the credit facility were made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bore interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding was either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and were payable under the credit facility. At December 31, 2004, borrowings under the credit facility were $33,000 and the weighted average interest rate for borrowings under the credit facility, which included a .175 percent commitment fee, was 3.9 percent. This facility was replaced by the new facility discussed above.
In addition, the Company has uncommitted lines of credit of $60,000, of which $39,875 and $37,150 was outstanding at December 31, 2005 and 2004, respectively. The uncommitted line of credit has a variable interest rate. These borrowings may be converted at the Company’s option to revolving debt. Accordingly, such borrowings are classified as long-term in the Company’s financial statements. As of December 31, 2005 and 2004, the weighted average interest rate for borrowings under the line of credit was 5.1 percent and 3.1 percent, respectively. All unused borrowings under the Company’s uncommitted line of credit are available for borrowing as of December 31, 2005.

Dividends
The following table presents dividend information for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003

Dividends paid	$44,914	$43,731	$38,613
Dividends declared per share amounts	.40	.385	.36
Exercise of Stock Options
The following table presents stock option information for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003

Options exercised	951,810	1,859,388	1,908,898
Exercisable options	13,784,308	13,015,082	12,762,415
Net proceeds received from the exercise of stock options (in thousands)	$17,041	$33,274	$32,903
Share Repurchase Program
In 2005, the Company purchased 7,946,200 shares of its Series A Common Stock under a stock repurchase program pursuant to authorization from Belo’s Board of Directors in July 2000. On December 9, 2005, the Company’s Board of Directors authorized the repurchase of an additional 15,000,000 shares of common stock. As of December 31, 2005, no shares were repurchased under the December 9, 2005 authorization. The remaining authorization for the repurchase of shares as of December 31, 2005 under both these authorities was 21,599,219 shares. In addition, the Company has a stock repurchase program authorizing the purchase of up to $2,500 of common stock annually. During 2005, no shares were repurchased under this program. There is no expiration date for these repurchase programs. The total cost of the treasury shares purchased in 2005 and 2004, was $184,011 and $78,148, respectively. There were no shares repurchased in 2003. All shares repurchased were retired in the year of purchase. The Company currently intends to continue to purchase shares of Belo common stock in 2006.
Contractual Obligations
The table below summarizes the following specified commitments of the Company as of December 31, 2005:

Nature of Commitment	Total	2006	2007	2008	2009	2010	Thereafter

Broadcast rights	$304,180	$54,001	$57,584	$58,692	$58,092	$47,508	$28,303
Capital expenditures and licenses	106,450	66,540	18,421	20,105	690	694	—
Non-cancelable operating leases	39,066	6,961	8,718	6,746	4,818	2,828	8,995
Long-term debt (principal only)	1,244,875	—	300,000	350,000	—	144,875	450,000

Total	$1,694,571	$127,502	$384,723	$435,543	$63,600	$195,905	$486,298

Other
On July 8, 2005, the Company announced an agreement to purchase WUPL-TV, the UPN affiliate in New Orleans, from Infinity Radio, Inc., a subsidiary of CBS Corporation, for $14,500 in cash. See “Other Matters” below for additional discussion of the status of this transaction.
The Company has various options available to meet its 2006 capital and operating commitments, including cash on hand, short term investments, internally generated funds and a $1,000,000 revolving line of credit. The Company believes its resources are adequate to meet its needs.

OTHER MATTERS
On January 5, 2006, Infinity Radio, Inc., a subsidiary of CBS Corporation, plaintiff, filed a complaint against Belo Corp. and Belo TV, Inc., a subsidiary of Belo Corp., in the Supreme Court of the State of New York, County of New York alleging, among other matters, that Belo breached obligations under the asset purchase agreement between Belo and plaintiff to purchase substantially all of the assets of WUPL-TV in New Orleans, Louisiana, a UPN affiliate, in the aftermath of Hurricane Katrina. Plaintiff seeks specific performance directing Belo to deliver the $14,500 purchase price of the station. On February 21, 2006, Belo filed its response to the complaint. The Company believes the complaint is without merit and intends to vigorously defend against it.
On June 3, 2005, a shareholder derivative lawsuit was filed by a purported individual shareholder of the Company in the 191st Judicial District Court of Dallas County, Texas, against Robert W. Decherd, Dennis A. Williamson, Dunia A. Shive and John L. Sander, all of whom are executive officers of the Company; James M. Moroney III, an executive officer of The Dallas Morning News; Barry Peckham, a former executive officer of The Dallas Morning News; and Louis E. Caldera, Judith L. Craven, Stephen Hamblett, Dealey D. Herndon, Wayne R. Sanders, France A. Córdova, Laurence E. Hirsch, J. McDonald Williams, Henry P. Becton, Jr., Roger A. Enrico, William T. Solomon, Lloyd D. Ward, M. Anne Szostak and Arturo Madrid, current and former directors of the Company. The lawsuit makes various claims asserting mismanagement and breach of fiduciary duty related to the circulation overstatement at The Dallas Morning News announced by the Company in August 2004. The defendants filed a joint pleading on August 1, 2005, seeking the lawsuit’s dismissal based on the failure of the purported individual shareholder to make demand on Belo to take action on his claims prior to filing the lawsuit. On September 9, 2005, the plaintiff filed its response alleging that demand is legally excused. The defendants replied to plaintiff’s response on September 26, 2005. On September 30, discovery in this matter was stayed by court order pending the federal court’s decision on the motion to dismiss the purported shareholder case described below.
On August 23, 2004, August 26, 2004 and October 5, 2004, respectively, three related lawsuits were filed by purported shareholders of the Company in the United States District Court for the Northern District of Texas against the Company; Robert W. Decherd and, Barry Peckham. The complaints arise out of the circulation overstatement at The Dallas Morning News, alleging that the overstatement artificially inflated Belo’s financial results and thereby injured investors. The plaintiffs seek to represent a purported class of shareholders who purchased Belo common stock between May 12, 2003 and August 6, 2004. The complaints allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On October 18, 2004, the court ordered the consolidation of all cases arising out of the same facts and presenting the same claims, and on February 7, 2005, plaintiffs filed an amended, consolidated complaint adding as defendants John L. Sander, Dunia A. Shive, Dennis A. Williamson, and James M. Moroney III. On April 8, 2005, plaintiffs filed their unopposed motion for leave to file a first amended consolidated complaint, which motion was granted on April 11. On August 1, 2005, defendants filed a motion to dismiss. On September 30, 2005, the plaintiffs filed their response to defendants’ motion and on October 31, 2005, defendants filed their reply. No class or classes have been certified and no amount of damages has been specified. The Company believes the complaints are without merit and intends to vigorously defend against them.
In 2004, the staff of the SEC notified the Company that the staff was conducting a newspaper industry-wide inquiry into circulation practices, and inquired specifically about The Dallas Morning News’ circulation overstatement. The Company has briefed the SEC on The Dallas Morning News circulation situation and related matters. The information voluntarily provided to the SEC relates to The Dallas Morning News, as well as The Providence Journal and The Press-Enterprise. The Company will continue to respond to additional requests for information that the SEC may have.
In 2004, the Company announced a voluntary advertiser plan developed by management in response to the circulation overstatement at The Dallas Morning News. As a result, the Company recorded a charge of $23,500 in 2004 related to the advertiser plan, of which approximately $19,629, consisting of cash payments to advertisers, was classified as a reduction of revenues and approximately $3,900, consisting of related costs, was included in other segment ~~operating~~ costs. Payments under the plan were made without the condition that such advertisers release The Dallas Morning News from liability for the circulation overstatement. The plan also included future advertising credits. To use the credits, an advertiser generally placed advertising in addition to the terms of the advertiser’s current contract. Credits earned were to be used by the end of an advertiser’s contract period or February 28, 2005, whichever was later. As of December 31, 2005, advertisers had used or forfeited the available credits and no credits remain available as of that date.

The Company has received subpoenas from the Dallas County District Attorney’s office for documents related to the circulation overstatement at The Dallas Morning News. The Company has cooperated with the Dallas County District Attorney’s office in responding to the subpoenas and will continue to respond to any additional information needs of the District Attorney’s office.

EXHIBIT C
Note 18: Quarterly Results of Operations (unaudited)
     Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2005 and 2004. Certain previously reported information has been reclassified to conform to the current year presentation. See Note 17 for details of the reclassifications.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter

2005
Net operating revenues
Television Group		$161,146		$183,142		$167,500		$191,638
Newspaper Group (1)		186,885		207,012		204,800		219,111

Total operating revenues		$348,031		$390,154		$372,300		$410,749

~~Segment EBITDA~~
~~Television Group~~	~~$~~	~~58,230~~	~~$~~	~~76,207~~	~~$~~	~~58,269~~	~~$~~	~~80,810~~
~~Newspaper Group~~	~~40,972~~		~~52,434~~		~~38,901~~		~~46,071~~
~~Corporate~~		~~(15,138 )~~		~~(15,004 )~~		~~(14,462 )~~		~~(15,453 )~~
~~Total segment EBITDA~~	~~$~~	~~84,064~~	~~$~~	~~113,637~~	~~$~~	~~82,708~~	~~$~~	~~111,428~~
Operating costs and expenses

Salaries, wages and employee benefits		$135,458		$136,748		$137,358		$135,242

Other production, distribution and operating costs		96,404		104,916		115,085		125,275

Newsprint, ink and other supplies		32,105		34,853		37,149		38,804

Depreciation		22,032		22,214		21,612		21,653

Amortization		2,119		2,087		2,087		2,087

Total operating costs and expenses		$288,118		$300,818		$313,291		$323,061

Other income, net		356		485		524		653
Depreciation and amortization		(24,151)		(24,301)		(23,699)		(23,740)
Interest expense		(22,293)		(22,219)		(23,536)		(22,956)
Income taxes		(14,275)		(25,682)		(13,856)		(25,459)

Net earnings		$23,701		$41,920		$22,141		$39,926

Basic earnings per share		$.21		$.37		$.20		$.37
Diluted earnings per share		$.20		$.36		$.20		$.36

2004
Net operating revenues
Television Group		$165,062		$190,559		$180,314		$205,219
Newspaper Group		187,606		201,966		176,143		208,883

Total operating revenues		$352,668		$392,525		$356,457		$414,102

~~Segment EBITDA~~
~~Television Group~~	~~$~~	~~59,586~~	~~$~~	~~83,379~~	~~$~~	~~73,246~~	~~$~~	~~94,046~~
~~Newspaper Group~~	~~39,838~~		~~53,753~~		~~21,944~~		~~53,711~~
~~Corporate expenses~~		~~(12,138 )~~		~~(13,829 )~~		~~(18,469 )~~		~~(14,733 )~~

~~Total segment EBITDA~~	~~$~~	~~87,286~~	~~$~~	~~123,303~~	~~$~~	~~76,721~~	~~$~~	~~133,024~~

Operating costs and expenses
Salaries, wages and employee benefits		$138,324		$138,537		$141,235		$138,280

Other production, distribution and operating costs		94,329		96,039		104,303		107,088

Newsprint, ink and other supplies		32,729		34,646		34,198		35,710

Depreciation		23,586		22,825		21,244		22,019

Amortization		2,119		2,119		2,119		2,119

Total operating costs and expenses		$291,087		$294,166		$303,099		$305,216

Other income (expense), net		(2,893)		(1,925)		(11,812)		411
Depreciation and amortization		(25,705)		(24,944)		(23,363)		(24,138)
Interest expense		(22,660)		(22,552)		(22,552)		(22,400)
Income taxes		(13,754)		(28,325)		(7,823)		(33,403)

Net earnings		$22,274		$45,557		$11,171		$53,494

Basic earnings per share		$.19		$.40		$.10		$.47
Diluted earnings per share		$.19		$.39		$.10		$.46

(1)	Third quarter 2004 revenue includes a reduction of $19,629 of cash payments made under The Dallas Morning News voluntary advertiser plan. In the third quarter of 2004, when the advertiser plan was approved and its amounts estimatable, the Company recorded this item as an expense. The reclassification from prior presentation in the Company’s Form 10-Q for the quarter ended September 30, 2004, has no effect on reported earnings per share for the year ended December 31, 2004, or for either the third or fourth quarter of that year.

Exhibit D